FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Financial Highlights for the period January — September 2010	2

TELEFÓNICA GROUP
Financial Highlights
•	Solid year-on-year growth in consolidated revenues, which continued to ramp up to 7.3% in the third quarter, reaching 44,280 million euros for the first nine months of 2010 (+6.0% year-on-year):
•	In reported terms, revenues showed an improved performance in all regions. It is worth to highlight that 42% of revenues came from Telefónica Latinoamérica and 25% from Telefónica Europe.
•	Organic revenues growth accelerated from 2.0% in the first half to 2.5%. If we strip out regulatory impacts, revenues rose 3.7% in organic terms over the January-September 2010 period.
•	Total managed accesses reached 282 million by the end of September, 4.9% more than a year earlier (+7.1% in organic terms):
•	Commercial activity remained strong in broadband, with solid growth in retail fixed broadband accesses (+10.7% year-on-year organic) and mobile broadband accesses (+73.4% year-on-year).
•
Mobile accesses saw 9.2% organic growth, driven by the upbeat performance of the contract segment (+15.9% year-on-year in organic terms) which now represents 31% of total mobile accesses (+3.0 percentage points versus September 2009). Total net additions (12.7 million in organic terms) were 1.5x those registered in the first nine months of 2009.

•	Total gross additions in the first nine months of 2010 rose 15.3% year-on-year, while churn remained flat year-on-year at 2.3%, despite the stiff competition across markets.
•	OIBDA stood at 20,368 million euros for the January-September 2010 period, with year-on-year growth of 22.5%:
•
Third quarter OIBDA rose 65.3% versus the same period last year, impacted by the positive contribution from the revaluation of our previously held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros). On the opposite side OIBDA was impacted by the restructuring costs booked in Germany (202 million euros).

•
In organic terms, nine-month OIBDA registered a similar performance to that in the first half (-2.3% year-on-year), reflecting the negative impact of regulatory measures and non-recurrent items, which dragged year-on-year OIBDA growth by 2.8 percentage points.

•	Telefónica España recorded a high level of commercial activity during the first nine months, with revenues and OIBDA showing a better performance than in the first half in reported terms:
•
The Company reduced its net loss of wireline telephony accesses significantly, in fixed broadband it recorded its biggest share of net additions for four quarters and maintained the commercial push in mobile.

•
The year-on-year reported decline in revenues (-4.2%) and OIBDA (-7.9%) slowed by 0.3 and 1.6 percentage points, respectively, versus the first half, although the economic backdrop and stiff competition have a negative impact on the business’s performance in comparable terms (both year-on-year and quarter-on-quarter).

•	Telefónica Latinoamérica’s results continued to accelerate, demonstrating the benefits of the diversification and the robust commercial activity recorded over the last 12 months:
•	For the third quarter in a row, revenues recorded an improved year-on-year organic growth (+6.9% to September vs. +6.2% to June). Reported revenues rose 10.7% versus the first nine months of 2009.
•	OIBDA increased 4.8% in organic terms, with an improved performance versus the first half (+3.9% year-on-year).
•	Revenues at Telefónica Europe rose strongly in the first nine months of 2010, with year-on-year organic growth of 6.4%, excluding regulatory impacts:
•	Non-P2P SMS revenues were again the main growth driver, rising 28.4% in organic terms, thanks to the increasing adoption of mobile broadband.
•
It is worth highlighting the upbeat performance of revenues in the U.K. and Germany, where growth in mobile service revenues accelerated versus the first half (+6.3% and +3.6%, respectively, in the third quarter vs. +4.1% and +1.9% in the first six months).

January — September 2010 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•	Telefónica Group’s operating cash flow (OIBDA-CapEx) reached 13,127 million euros during the first nine months of 2010 (+7.1% year on year):
•	In organic terms, operating cash flow dropped 5.2%, despite growth at Telefónica Latinoamérica (+3.2% year-on-year organic) and Telefónica Europe (+14.0% year-on-year on comparable terms).
•
Net income reached 8,835 million euros, with a strong increase of 65.6% versus the first nine months of 2009, mainly impacted by the revaluation of our previously held stake in Vivo at its fair value at the date of acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,476 million euros).

•	The ratio of net debt + commitments to OIBDA reached 2.4x at the end of September, reflecting the impact of the acquisition and consolidation of the additional 50% in Brasilcel as of September 30.
•	The Company reiterates all its financial targets for this year and through to 2012, including dividends.
Organic growth: In financial terms, it assumes constant exchange rates as of the same period of the previous year (average fx) and excludes changes in the perimeter of consolidation. Therefore, it excludes the consolidation of HanseNet (since mid February 2010), Jajah (January-September 2010), Telyco Marruecos in January-September 2009 (after being removed from the consolidation perimeter in January 2010), Manx Telecom in July-September 2009 (after being removed from the consolidation perimeter in July 2010), and includes Tuenti in the period August-September 2009. OIBDA and OI figures do not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal and from the remeasuring of the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (third quarter of 2010). Figures exclude hyperinflationary accounting in Venezuela in both years. CapEx excludes the spectrum acquisition in Germany in Q2 10 and in Mexico in Q3 10. In terms of accesses, the following are excluded: those at Hansenet, those at Medi Telecom (following its disposal in the fourth quarter of 2009), and those at Manx Telecom as of July 2010. At the same time, organic net additions exclude accesses disconnections made in the second quarter of 2010.
Growth ex-regulatory impacts: The impact from MTR cuts is excluded.
Growth in comparable terms in Spain: Excludes changes to the consolidation perimeter. Therefore, it includes Tuenti in August-September 2009 and excludes the impact from following effects: Universal Service: +56 million euros in revenue and +18 million euros in OIBDA in the third quarter of 2010 and +75 million euros in revenue and +22 million euros in OIBDA in the first quarter of 2009; property capital gains: +0.4 million in OIBDA in the first quarter of 2009 and +0.1 million euros in OIBDA in the third quarter of 2009; exit of Telyco Marruecos from the consolidation perimeter: +17 million euros in revenue and +0.7 million euros in OIBDA in the first quarter of 2009, +16 million euros in revenue and +0.6 million euros in OIBDA in the second quarter of 2009 and +15 million euros in revenue and 1 million euros in OIBDA in the third quarter of 2009; revision of estimates made prior to 2009 related to personnel commitments: +90 million euros in OIBDA in the second quarter of 2009; TV Tax: -38 million euros in OIBDA in the first quarter of 2010, -35 million euros in OIBDA in the second quarter of 2010 and -10 million euros in OIBDA in the third quarter of 2010: sale of applications rights: +52 million euros in revenue and OIBDA in the third quarter of 2010 and +48 million euros in revenue and OIBDA in the third quarter of 2009; and recovery of bad debts: +20 million euros in OIBDA in the third quarter of 2010.
Growth in comparable terms in Europe: Assumes constant exchange rates (average of January-September 2009) and excludes HanseNet (since mid February 2010), JaJah (January-September 2010) and Manx Telecom (July-September 2009). OIBDA also excludes capital gain from the sale of Manx Telecom in the second quarter of 2010 and CapEx excludes the acquisition of spectrum in Germany in the second quarter of 2010. Additionally, it excludes 1) restructuring costs of 228 million euros in the year to September 2010 (205 million in the third quarter of 2010, from which 202 million were allocated in Germany) and 42 million euros in the year to September 2009 (39 million euros in the third quarter of 2009, from which 28 million euros and 7 million euros were allocated in UK and Germany, respectively), 2) Universal Service Obligation in the Czech Republic (2009: 6 million euros in the nine months and 3 million euros in the third quarter, 2010: 1 million euro in the nine months and 0.4 million euros in the third quarter), 3) real estate gains in the Czech Republic (13 million euros, mainly booked in the first quarter of 2009) and 4) the proceeds from the settlement agreement with T-Mobile in the Czech Republic, mainly booked in the second quarter of 2009 (39 million euros).
January — September 2010 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September		% Chg
					Guidance
	2010	2009	Reported	Organic	Criteria
Revenues (1)	44,280	41,755	6.0	2.5	3.9
Telefónica España (1)(2)	14,042	14,655	(4.2)	(3.9)
Telefónica Latinoamérica	18,435	16,650	10.7	6.9
Telefónica Europe (1)(2)	11,238	10,055	11.8	3.7

OIBDA (1)(3)	20,368	16,625	22.5	(2.3)	(0.2)
Telefónica España (1)(2)	6,670	7,240	(7.9)	(7.8)
Telefónica Latinoamérica (3)	10,827	6,614	63.7	4.8
Telefónica Europe (1)(2)	2,929	2,878	1.8	(5.9)

OIBDA margin (1)(3)	46.0%	39.8%	6.2 p.p.	(1.9 p.p. )
Telefónica España (1)	47.5%	49.4%	(1.9 p.p. )	(2.0 p.p. )
Telefónica Latinoamérica (3)	58.7%	39.7%	19.0 p.p.	(0.8 p.p. )
Telefónica Europe (1)	26.1%	28.6%	(2.6 p.p. )	(2.7 p.p. )

Operating Income (OI) (1)(3)	13,624	9,962	36.8	0.1
Telefónica España (1)	5,192	5,642	(8.0)	(7.9)
Telefónica Latinoamérica (3)	7,947	3,836	107.2	13.6
Telefónica Europe (1)	652	690	(5.5)	(15.4)

Net income (1)(3)	8,835	5,335	65.6
Basic earnings per share (euros)	1.95	1.17	66.6

OpCF (OIBDA-CapEx) (1)(3)(4)	13,127	12,258	7.1	(5.2)
Telefónica España (1)(2)	5,377	6,113	(12.0)	(12.0)
Telefónica Latinoamérica (3)(4)	7,557	4,657	62.3	3.2
Telefónica Europe (1)(2)(4)	387	1,687	(77.0)	(3.2)
•	Reconciliation included in the excel spreadsheets.

(1)
Since January 2010, the perimeter of consolidation of Telefónica España excludes Telyco Marruecos and includes Tuenti since August, 2010. HanseNet and Jajah have been included in Telefónica Europe’s consolidation perimeter since mid February 2010 and January 2010 respectively. Additionally, OIBDA includes a capital gain of 61 million euros from the sale of Manx Telecom in the second quarter of 2010 and is impacted by 202 million euros of restructuring costs in Germany in the third quarter of 2010.

(2)
In comparable terms revenues of T. España would decline by 3.8%, OIBDA would decrease by 5.8% and OpCF would drop 9.7%. In comparable terms revenues of T. Europe would grow by 6.4%, OIBDA would increase by 2.5% and OpCF would gain 14.0%.

(3)
OIBDA, OIBDA margin, Operating Income and OpCF are affected by the positive impact of remeasuring the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (3,797 million euros of OIBDA in the third quarter of 2010). This impact accounts 3,476 million euros in Net income.

(4)
Change in organic terms excludes 1,379 million euros from the acquisition of spectrum in Germany in the second quarter of 2010 and 1,010 million euros from the same concept in Mexico in the third quarter of 2010.

Notes:
•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2009 and 2010 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•
Organic criteria: it assumes constant exchange rates as of the same period of the previous year (average fx) and excludes changes in the perimeter of consolidation. Therefore, it excludes the consolidation of HanseNet (since mid February 2010), Jajah (January-September 2010), Telyco Marruecos in January-September 2009 (after being removed from the consolidation perimeter in January 2010), Manx Telecom in July-September 2009 (after being removed from the consolidation perimeter in July 2010), and includes Tuenti in the period August-September 2009. OIBDA and OI figures do not include the impact of capital gain registered in the second quarter of 2010 from Manx Telecom disposal and from the remeasuring of the pre-existing stake in Vivo at the fair value at the date of the acquisition of the 50% in Brasilcel owned by Portugal Telecom (third quarter of 2010). Figures exclude hyperinflationary accounting in Venezuela in both years. CapEx excludes the spectrum acquisition in Germany in Q2 10 and in Mexico in Q3 10.

•
Guidance criteria: 2009 adjusted figures for guidance exclude Telyco Marruecos results in T. España, Medi Telecom capital gain and write-offs. 2010 guidance assumes constant exchange rates as of 2009 (average FX in 2009) and excludes hyperinflationary accounting in Venezuela in both years. It also includes the consolidation of HanseNet and Jajah in T. Europe. In terms of guidance calculation, OIBDA exclude write-offs and exclude the capital gain from the revaluation of our pre-existing stake in VIVO and the restructuring costs in T. 02 Germany. Group CapEx also excludes Real Estate Efficiency Program of T. España and spectrum licenses.

January — September 2010 Results Telefónica

DISCLAIMER
This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For further information please refer to the information on 2010 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 11th, 2010	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer